Exhibit 99.1

Aurora Cannabis and CTT Pharmaceutical Announce Launch of Sublingual Cannabis Wafers

Dissolve Strips ™ Now Available to Aurora's Canadian Medical Patients

NYSE | TSX: ACB OTC: CTTH

EDMONTON and HAMILTON, ON, Oct. 8, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, and CTT Pharmaceutical Holdings, Inc., ("CTT") (OTC | CTTH) announced today the successful commercialization of CTT's cannabinoid-infused sublingual wafers. The new cannabis product line, a first of its kind, has been launched by Aurora in the Canadian medical cannabis market under the brand name "Dissolve Strips™".

Aurora has an ownership interest in CTT of approximately 9%, with a warrant allowing it to increase its stake to 42.5%, and access to CTT's sublingual wafers drug delivery technology, which is patent protected or patent pending in multiple jurisdictions.

"Aurora's Dissolve Strips™ provide unique advantages over other ingestible products due to their ease of administration, discrete nature and accurate dosage, that provides more rapid bioavailability of cannabinoids via sublingual use," said Terry Booth, CEO of Aurora. "This adds yet another innovative offering to our growing portfolio of high quality, medical products that we offer our patient base, and is testament to our industry leading ability to work with technology partners and regulators to bring new form factors to market rapidly."

CTT's CEO Cam Birge, added, "The product launch with Aurora of the Dissolve Strips™ is a major milestone for us that marks the transition of CTT from a technology development phase to a revenue generating phase. This is the culmination of years of hard work by our founder Dr. Modi and the entire CTT and Aurora product development teams. We are very proud of this co-achievement and congratulate Aurora for the considerable efforts and product enhancements to bring Dissolve Strips™ to the cannabis market. Our sights, however, are set much higher. The next stage in our development will be the launch of a broader portfolio of unique products on a global scale. We have been working towards this, and I look forward to reporting on our progress in the coming quarters."

Orally Dissolvable Thin Film ("ODF") Wafers ("wafers" or "sublinguals") are a proprietary drug delivery mechanism in the form of paper-thin polymer films used as carriers for pharmaceutical agents that have the following benefits:

  ODF Wafer is taken orally but does not require water or swallowing
  ODF Wafers dissolve quickly in the oral cavity (5-15 seconds), with the active ingredient rapidly absorbed and diffused for direct access to the bloodstream.
  The active ingredient, once absorbed, can bypass the liver's first-pass effect, improving therapeutic outcomes and efficacy through improved bioavailability, and facilitates excellent patient compliance.
  ODF Wafers are suitable for a wide range of patients, including geriatric and pediatric patients who experience difficulty swallowing.

Aurora Oral Dissolve Strips (CNW Group/Aurora Cannabis Inc.)

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

About CTT Pharmaceutical

CTT's principal asset is a unique and novel patented drug delivery technology, an orally administered, fast dissolving thin film (the "Wafer"). This technology platform will target both the human and veterinarian (pet) markets for treatment of many diseases. The Company believes that its Wafer technology will be one of the first to gain use in major markets such as pain management. Several Canadian and U.S. patents protect the Oral Thin Film (Wafer) formulation.

CTT's oral fast dissolving drug delivery systems consist of edible Wafers that dissolve without water and within a few seconds after placement in the mouth. The majority of drugs administered using our drug delivery system mirror injections in that they have the ability to enter the bloodstream quickly, are convenient and discreet, and can be administered anywhere. A faster absorption rate is achieved because the mouth contains a very thin mucosa and is extremely vascular. There is no bitter taste, no smoke inhalation, less degradation of medication (by bypassing the stomach) and most importantly lower dosage units are required given the efficacy of absorption. Patient compliance is also improved especially with those who have a fear of choking or difficulty swallowing, and/or are pediatric, geriatric or incapacitated.

For more information, please visit our website: www.cttpharmaceuticals.com

Terry Booth, CEO	Cam Birge, CEO
Aurora Cannabis Inc.	CTT Pharmaceutical Holdings Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

CTT Pharmaceutical Holdings, Inc. (CNW Group/Aurora Cannabis Inc.)

View original content to download multimedia:http://www.prnewswire.com/news-releases/aurora-cannabis-and-ctt-pharmaceutical-announce-launch-of-sublingual-cannabis-wafers-300933570.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/08/c6190.html

%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 08-OCT-19